SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 August 2, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X   Form 40-F
                                    ---            ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Vivendi Environnement logo

                                                          Paris, August 2nd 2002

                                  Press release

        Vivendi Environnement: successful completion of capital increase and strengthening of shareholders equity


Vivendi Environnement announces the successful completion of its Euro 1.529 billion capital increase. The capital increase, first announced on June 24, represents 57,698,184 new shares or 14.3% of its share capital (after the increase in capital). Despite a difficult market environment, two thirds of Vivendi Environnement's shareholders, excluding Vivendi Universal, subscribed to this operation

The capital increase was achieved through the exercise of preferential subscription rights, whereby six preferential subscription rights entitled their holder to subscribe to one new share in the capital increase.

Vivendi Universal sold all of its preferential subscription rights to Declared Investors (Financial Institutions in the group: Caisse des Depots et Consignations, Groupama, BNP Paribas, Societe Generale, Dexia, Assurances Generales de France, Credit Lyonnais, Caisse Nationale des Caisses d'Epargne, Natexis Banques populaires). These investors subscribed to (i) the new shares issued in respect of the preferential subscription rights acquired from Vivendi Universal and (ii) all of the new shares to be issued in respect of preferential subscription rights that were not exercised by their holders.
These Declared Investors have agreed to a 6 month lock-up period within the framework of the capital increase. The details of this agreement can be found within the prospectus approved by the French Commission des operations de bourse on June 26,2002.

Taking into account all of the preferential subscription rights exercised by the other shareholders, the Declared Investors acquired in aggregate 38,073,817 new shares in the capital increase, representing 9.4% of Vivendi Environnement's share capital. The Declared Investors have indicated that they are not acting, and will not act, in concert with respect to the shares of Vivendi Environnement.

Vivendi Environnement's shareholder structure after the capital increase is the following as of August 2, 2002:

Vivendi Universal:           164,868,926 shares, thus 40.8% of share capital;

Declared Investors:          38,073,817 shares acquired during the capital
                             increase, thus 9.4% of share capital;

Public: 200,944,545 shares, thus 49.8% of share capital (Note: Includes ownership of the Declared Investors before the capital increase)

Total number of shares:      403,887,288.

A prospectus relating to the capital increase was approved by the French Commission des operations de bourse under n(degree)02-801 on June 26, 2002.


  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

                  Press release also available on our website:
                     http//vivendienvironnement-finance.com

This announcement is not an offer for sale of Vivendi Environnement securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Vivendi Environnement does not intend to register any portion of the planned share sale; the rights or the underlying shares in the United States or to conduct a public offering of securities in the United States.

           Not for distribution in the United States, Canada or Japan

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 2, 2002

                                       VIVENDI ENVIRONNEMENT


                                       By: /s/ Jerome Contamine
                                           ---------------------------------
                                           Name:  Jerome Contamine
                                           Title: Chief Financial Officer